EXHIBIT 99.1

March 2, 2013

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report – Lowering of interconnect fees

On February 28, 2013, the Company received an hearing notice from the Ministry of Communications that the Ministry is considering lowering interconnection rates for completing calls via networks of domestic landline operators, including the Company, to a maximum and uniform rate of NIS 0.0104 per minute, all hours of the day (in lieu of NIS 0.0421 for peak hours and NIS 0.0232 for off-peak hours, not including VAT).

Such change, which will reduce the Company's interconnection revenues, has an offsetting effect for the Group level in light of reduced expenses for the Company and its subsidiaries in this area. In the Company's estimation, the lowering of the rates is expected to harm the Group's results in immaterial annual extent.

It is noted that the anticipated effect to the 2013 results is also dependent on the implementation date of the lowered rate, to the extent implemented.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.